Exhibit (a)(1)(l)

From: Mark R. Kent

Date: May 21, 2007

Subject: Action Required—Information Regarding Your Sigma Stock Options

So I wanted to provide you an update as to where we are with respect to stock options and your ability to exercise and sell. The good news is we are once again current with our SEC filings and you can now exercise vested stock options, subject to our normal insider trading policy and blackout rules.

For those of you who are “insiders,” we are in a blackout period until the window opens up forty-eight hours after our next earnings release. You are considered an “insider” if you are aware of material non-public information, or if you are on the “insider” list.

The other news is that many of the stock options granted before 2006, which were intended to be treated as Incentive Stock Options (ISOs) for income tax purposes, may in fact be subject to tax as Nonqualified Stock Options (NSOs). In our stock option review and related financial restatement, we determined that the proper date of grant for financial reporting purposes was in many instances different from the originally stated stock option grant date, and that the fair market value of the stock on the redetermined date of grant exceeded the exercise price of those stock options. Under the Internal Revenue Code and applicable tax regulations, an ISO may not have an exercise price that is less than the fair market value of the stock on the date of grant. Therefore we will not treat these grants as ISOs.

What does this mean for you? Generally, if you exercise your options pursuant to a same-day sale in which all of your option shares are immediately sold, the only difference is that we will be required to withhold Federal and state income and employment (Social Security/Medicare) taxes on the excess of the value of the shares at exercise over the exercise price. If your option had qualified as an ISO, we would not be required to withhold those taxes, but we would be required to report the excess of the value of the shares at exercise over the exercise price as compensation income on your W-2, and you would be subject to ordinary income tax on that amount.

However, if you exercise your option and hold your shares, there are further differences. Here’s a short summary of the material differences between ISOs and NSOs for Federal income tax purposes:

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Upon the exercise of NSOs, an optionee generally recognizes ordinary compensation income for U.S. federal income tax purposes equal to the excess of the fair market value of the stock over the exercise price. The amount recognized as ordinary income is then added to the optionee’s tax basis in the shares.

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Upon the exercise of the ISOs, the optionee does not recognize ordinary compensation income for U.S. federal income tax purposes. However, the spread between the fair market value of the stock and the exercise price is generally treated as income for purposes of the alternative minimum tax. (The impact of any alternative minimum tax (AMT) related to an ISO exercise should be discussed with a tax professional.) If the shares are held for more than two years from the date of grant of the ISO and more than one year from the date of exercise of the ISO, all of the gain recognized on the disposition is treated as long-term capital gain for U.S. federal income tax purposes. If both holding periods are not satisfied, the optionee treats a portion of the gain as ordinary compensation income (equal to the spread between the exercise price and the fair market value of the stock on the date of exercise), and the balance as capital gain, short-term or long-term depending on how long the shares had been held since exercise.

Please note that the tax treatment applicable to NSOs applies even to options that you have already exercised, and the shares you acquired on exercise of these options.

This summary of Federal income tax consequences is for informational purposes and is not intended as legal or tax advice. You are encouraged to consult your own tax, legal and financial advisors.

Kit Tsui remains on point for stock administration, but we’ve also bolstered stock option administration by engaging Matt Arba of Stock Options Solutions. Matt is a professional stock administrator. He is scheduled to be here 9am-1pm each day, and is now the primary contact with Kit secondarily. Matt’s direct line is 408-957-9872.

Thank you for your patience as we work to bolster our stock option administration function and as well get prepared to launch the tender offer as discussed above. You should expect to receive a summary of your individual stock option(s) position, including ISO and NSO status, early next week.

Finally, as you may have seen in the press release we issued last Friday, I have resigned as the Company’s chief financial officer to pursue another opportunity. We accomplished a great deal in a short period of time, completing restatement of our financials, becoming current with our SEC reports and regaining NASDAQ compliance. I am very proud to have been a part of this high-quality team effort and result. If I do not get an opportunity to speak directly with you during my transition, I wish you all the best.

Mark Kent

Chief Financial Officer

INFORMATION FOR EMPLOYEES HOLDING OPTIONS SUBJECT TO 409A

As you may have heard or seen in our recent SEC filings, on May 15, 2007 we commenced an option amendment program intended to cure stock options that were granted at a discount from fair market value and therefore may be subject to adverse tax consequences under Section 409A of the Internal Revenue Code. If you did not receive an email from me on May 15th regarding this option amendment program, then it is likely that none of your stock options are subject to adverse tax consequences under Section 409A of the Internal Revenue Code. If you did receive an email from me indicating that you hold “eligible options” that are subject to Section 409A, then I urge you to read carefully the tender offer documents we forwarded to you on May 15th before making a decision to exercise your stock options or otherwise participate in the tender offer.

This email is for informational purposes only and does not constitute an offer to amend or solicitation of an offer to amend Sigma options. The offer to amend is only being made through a formal Offer to Amend, a related Election Form and Withdrawal Form, and a personalized list of the affected options held by an eligible employee (including the original and revised exercise prices of the affected options and the maximum amount of the cash payments such optionee will be eligible to receive under the offer) and certain other related exhibits filed by Sigma with the SEC on May 15, 2007. Eligible participants are urged to read these tender offer documents carefully before making a decision to exercise stock options subject to Section 409A or to participate in the tender offer. Eligible participants can also obtain the tender offer documents for free at the SEC’s web site (www.sec.gov) or at no cost from our stock administration department.

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